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                                 SCHEDULE 13D

                                 (RULE 13d-101)

  Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and
               Amendments Thereto Filed Pursuant to Rule 13d-2(a)

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D

                  Under the Securities Exchange Act of 1934
                            (Amendment No.        )*


                                Magna-Lab, Inc.
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                                (Name of Issuer)


                              Class A Common Stock
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                         (Title of Class of Securities)


                                  559235 10 6
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                                 (CUSIP Number)

        Daniel Mulvena, 6800 Jericho Turnpike, #120W, Syosset, NY 11797 Phone No. (516) 393-5874
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          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                January 1, 2000
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            (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

Check the following box if a fee is being paid with the statement /X/. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

          *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP NO. 559235  10  6           13D                        PAGE 2  OF  7 PAGES
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1   NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
    (ENTITIES ONLY)
                          Allen Perres
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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [ ]
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3   SEC USE ONLY


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4   SOURCE OF FUNDS (See Instructions)

    CO/PF
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5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

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6   CITIZENSHIP OR PLACE OF ORGANIZATION

        USA
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                7   SOLE VOTING POWER
  NUMBER OF
                    3,500,000
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY

OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    3,500,000
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH

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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,500,000
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     8.9%
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14   TYPE OF REPORTING PERSON (See Instructions)

     IN
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CUSIP No. 559235 10 6                                       PAGE 3 OF 7 PAGES

ITEM 1. Security and Issuer.

     This statement relates to the Class A Common Stock, $0.001 par value per share (the "Common Stock"), of Magna-Lab Inc., a New York corporation (the "Issuer"). The principal executive offices of the Issuer are located at 6800 Jericho Turnpike, #120W, Syosset, NY 11797.

ITEM 2. Identity and Background.

(A) Pursuant to the Rules of Regulation 13D-G of the General Rules and Regulations under the Securities and Exchange Act of 1934, as amended (the "Act"), this Schedule 13D statement is hereby filed on behalf of Allen Perres ("Perres"). Mr. Perres has not previously filed a Schedule 13D.

Mr. Perres has certain contractual relationships involving the Issuer with RKP Capital Partners, LLC, a Delaware limited liability company ("RKP"), as set forth in detail in Item 6 hereof. While Mr. Perres and RKP could be deemed to constitute a "group" within the meaning of the Act, neither the fact of this filing nor anything contained herein shall be deemed to be an admission by Mr. Perres that a group exists or that Mr. Perres makes any representations with respect to RKP.


(B) -(C)

Allen Perres

     Mr. Perres is a principal and a 33.33% owner of RKP. His business address is 980 North Michigan Avenue, Suite 1120, Chicago, IL 60611.

(D) Mr. Perres has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(E) Mr. Perres has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

(F) Mr. Perres is a citizen of the United States of America.

ITEM 3. Source and Amount of Funds or Other Consideration.


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CUSIP No. 559235 10 6                                       PAGE 4 OF 7 PAGES

Mr. Perres acquired the Common Stock of the Issuer pursuant to the exercise of an option granted to him per an agreement with the Issuer entered into on or about December 6, 1999 (See Item 6; See Exhibit A). Subsequent to that agreement, on or about July 27, 2000, Perres was awarded a performance bonus of $100,000 for services rendered to the Issuer (See Item 6; See Exhibit B). Mr. Perres used $70,000 out of that $100,000 performance bonus to exercise his option to purchase 3,500,000 shares of Common Stock of the Issuer at an exercise price of $0.02 per share. Such shares of Common Stock have not been issued by the Issuer to date.

ITEM 4. Purpose of Transaction.

Mr. Perres has pledged all of his interest in the Common Stock of the Issuer to RKP (See Item 6; See Exhibit C), and it is anticipated that ownership of such Common Stock will be transferred to RKP at some later date.

Pending such transfer, Mr. Perres has acquired the Common Stock of the Issuer for the purposes of investment, and is presently considering, among other options, selling the Common Stock on the public market, holding the Common Stock as an investment, and/or negotiating a sale of his interest in the Issuer in a private sale to a third party.

Mr Perres (and/or RKP) may also distribute some of the Common Stock of the Issuer to various third parties. In the future, Mr. Perres may make additional investments in the Issuer.

Pending any subsequent transfer to RKP, Mr. Perres is a significant stockholder of the Issuer and Mr. Perres, by virtue of his position as a Vice President of the Issuer and as a principal in RKP (in which one of the Issuer's directors is also a principal), can be expected to exercise a degree of control over the affairs of the Issuer.

ITEM 5. Interest in Securities of the Issuer.

(A) (B) The aggregate number and percentage of Common Stock beneficially owned by Mr. Perres and the nature of such beneficial ownership are as follows:

Allen Perres. In the aggregate, Mr. Perres beneficially owns, whether directly or indirectly, and retains voting and dispositive power over, 3,500,000 shares of Common Stock, representing approximately 8.9% of the Class (assuming issuance of Mr. Perres' stock but no additional issuances). Mr. Perres' ownership interest consists of 3,500,000 shares owned of record and beneficially. Also, see Item 6.

C) Effective as of October 16, 2000, Mr. Perres commenced serving






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CUSIP No. 559235 10 6                                       PAGE 5 OF 7 PAGES

as a Manager of Magna Holdings, LLC in connection with a currently pending private placement of preferred interests in Magna Holdings, LLC, a Delaware limited liability company (See Item 6). Magna Holdings, LLC was formed for the sole purpose of acquiring certain stock of the Issuer at a price of $0.22 per share. The stock of the Issuer being offered by Magna Holdings, LLC is the 9,090,909 shares of Issuer stock referenced in that certain Letter Agreement dated July 27, 2000 among, Mr. Perres, the Issuer and Noga Investments in Technologies, Inc. (See Exhibit B; See Item 6). As indicated in that July 27th letter Agreement, Mr. Perres has a contingent obligation to purchase such Issuer stock (subject to various terms and conditions) in the event that such Issuer stock is not otherwise placed (See Exhibit B; See Item 6). Mr. Perres has also engaged in the transactions set forth under Item 6 hereof.

(D) As indicated (See Item 6; See Exhibit C), Perres has pledged his interest in the Issuer's Common Stock to RKP, and pursuant to that pledge RKP has the right to any and all dividends related to such Common Stock. Perres affirms that, except as set forth in this filing with respect to RKP, no other person other than Perres (with respect only to the Shares owned by Perres) has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock owned by Perres.

     As indicated, the shares of Common Stock owned by Perres have been pledged to RKP and it is anticipated that RKP will eventually obtain ownership of the Common Stock (See Item 6; See Exhibit C). Pending any such ownership transfer, Perres retains full voting control of the Common Stock of the Issuer owned by him.

(E) Not applicable.

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

See Items 4 and 5.

In December, 1999, Mr. Perres entered into a letter agreement (as subsequently amended) with the Issuer (See Exhibit A) in connection with Mr. Perres' assistance in raising financing for the Issuer in connection with its than pending $2,000,000 private placement. Under that agreement, as amended, the Issuer agreed to elect Dr. Seymour Kessler (See Exhibits A and C) as a member of its Board to fill a vacancy. The Issuer also agreed to nominate Mr. Perres as a director in the event that Mr. Perres assisted the Issuer in rasing funds in excess of $2,000,000 in that particular private placement. Upon completion of the private placement, Mr. Perres declined the Issuer's invitation to serve as a director. In addition, the Issuer agreed that any increase in the size of its Board must be approved by Messrs. Perres and Kessler so long as they are directors. Under



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CUSIP No. 559235 10 6                                       PAGE 6 OF 7 PAGES

the December, 1999 letter agreement (as subsequently amended), the Issuer also agreed to create an Executive Committee consisting of Messrs. Kessler, Minkoff and Mulvena. The Issuer also agreed to pay Mr. Perres for his services a base salary of $90,000 per year for two years (of which, $164,000 has been paid) and to provide him with options to purchase 3,500,000 shares of the Issuer's common stock at $0.02 per share.

On July 27, 2000, Mr. Perres entered into a subsequent amendment of his agreement with the Issuer (See Exhibit B) pursuant to which Mr. Perres agreed to exercise his options to purchase 3,500,000 shares at an exercise price of $0.02 per share (an aggregate of $70,000). The July 27, 2000 letter agreement also provided that Mr. Perres assumed a contingent obligation to purchase 9,090,909 shares of Common Stock of the Issuer at a price of $0.22 per share to the extent that such shares of Common Stock were not first offered and accepted by other purchasers. Such contingent obligation was conditioned upon various terms and conditions.

In August, 2000, Mr. Perres was granted a discretionary bonus of $100,000 for services rendered to the Issuer (See Exhibits A and B). Mr. Perres used $70,000 out of that $100,000 performance bonus to exercise his option to purchase 3,500,000 shares of Common Stock of the Issuer at an exercise price of $0.02 per share.

Effective as of October 1, 2000, Mr. Perres pledged all of his interest in the 3,500,000 shares of Common Stock of the Issuer to RKP (See Exhibit C), and it is anticipated that formal ownership of such Common Stock will be transferred to RKP at some later date.

Effective as of October 16, 2000, Mr. Perres commenced serving as a Manager of Magna Holdings, LLC in connection with a currently pending private placement of preferred interests in Magna Holdings, LLC, a Delaware limited liability company. Magna Holdings, LLC was formed for the sole purpose of acquiring certain stock of the Issuer at a price of $0.22 per share. The stock of the Issuer being offered by Magna Holdings, LLC is the 9,090,909 shares of Issuer stock referenced in that certain Letter Agreement dated July 27, 2000 among, Mr. Perres, the Issuer and Noga Investments in Technologies, Inc. (See Exhibit B). As indicated in that July 27th letter Agreement, Mr. Perres has a contingent obligation to purchase such Issuer stock (subject to various terms and conditions) in the event that such Issuer stock is not otherwise placed (See Exhibit B).


ITEM 7. Material Filed as Exhibits.

         Exhibit A - Letter Agreement dated December 6, 1999 between Allen Perres and Magna-Lab, Inc.




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CUSIP No. 559235 10 6                                       PAGE 7 OF 7 PAGES

     Exhibit B - Letter Agreement dated July 27, 2000 among Allen Perres, Noga Investments in Technologies, Inc., and Magna-Lab, Inc.

     Exhibit C - Pledge Agreement dated as of October 1, 2000 by and between Allen Perres and RKP Capital Partners, LLC.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                    Dated: November __, 2000




/s/
------------------------
Allen Perres,
individually